15 West 6th Street, Suite, 1800 · Tulsa, Oklahoma 74119 · (918) 513-4570 · Fax: (918) 513-4571
www.laredopetro.com

Laredo Petroleum Names Jay P. Still as President
and Chief Operating Officer

Current President and Chief Operating Officer, Jerry R. Schuyler, To Retire in 2014

TULSA, OK - June 13, 2013 -- Laredo Petroleum Holdings, Inc. (NYSE: LPI) (“Laredo” or “the Company”), today announced it has named Jay P. Still as President, Chief Operating Officer and a member of the Company's Board of Directors, effective July 8, 2013. Mr. Still, who recently resigned his position as Executive Vice President, Domestic Operations at Pioneer Natural Resources, will replace Jerry R. Schuyler who will retire from the Company in 2014. Mr. Schuyler has agreed to be available to the Company for consultation until his retirement to ensure a smooth transition.

At Laredo, Mr. Still will be responsible for all development activity, and together with Chairman and Chief Executive Officer, Randy A. Foutch, and Chief Financial Officer, Richard C. Buterbaugh, will jointly be responsible for key decisions in areas of corporate strategy and capital allocation.

Mr. Still brings nearly three decades of experience to Laredo including the past 18 years with Pioneer Natural Resources and predecessor company Parker & Parsley Petroleum Company. Most recently, he oversaw the development and growth of Pioneer's assets in South Texas (primarily Eagle Ford Shale) as well as in the Rockies, Alaska, Barnett Shale, West Panhandle and the Mid-Continent, and was responsible for Pioneer's Corporate Engineering, EFS Midstream, and Sustainable Development Department. Earlier in his career, Mr. Still spent 10 years with Mobil Oil Corporation. Mr. Still earned a Master of Business Administration degree from Loyola University and a Bachelor of Science degree in mechanical engineering from Texas A&M University.

“Jay is a proven leader and we are very excited to have him join the Laredo team,” commented Mr. Foutch. “Jay's expertise in efficiently developing large-scale projects coincides with our planned acceleration of development activity on our world-class Permian-Garden City asset. We are looking forward to capitalizing on his experience to create additional value for our shareholders.”

“I also would like to thank Jerry for his numerous contributions to Laredo. Since first partnering with me nearly six years ago, he has been an integral part of Laredo's dramatic growth and success. Jerry's operational knowledge and leadership have been instrumental in identifying the potential and initiating the development of our Permian-Garden City asset. I deeply appreciate his friendship and his commitment to Laredo's success through this transition,” Mr. Foutch added.

About Laredo
Laredo Petroleum Holdings, Inc. is an independent energy company with headquarters in Tulsa, Oklahoma. Laredo's business strategy is focused on the exploration, development and acquisition of oil and natural gas properties primarily in the Permian and Mid-Continent regions of the United States.
Additional information about Laredo may be found on its website at www.laredopetro.com.

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Contacts:
Rick Buterbaugh: (918) 858-5151 - RButerbaugh@laredopetro.com
Branden Kennedy: (918) 858-5015 - BKennedy@laredopetro.com

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